FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-4620

Crystallex International Corporation
(Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	May 12, 2005
RM: 3 - 05

Crystallex Reports 2005 First Quarter Results

TORONTO, ONTARIO, MAY 12, 2005 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported financial results of the Company for the first quarter ending March 31, 2005. All dollar figures are in US Dollars unless otherwise indicated.

“Our development activities at Las Cristinas continued during the first quarter,” said Todd Bruce, President and Chief Executive Officer of Crystallex. Mr. Bruce continued, “The refurbishment of the construction camp is almost complete as is the extension/tarring of the airstrip and the upgrading of the 19 km access road. Project construction is planned to start immediately upon receipt of the final Permit to Impact Natural Resources (“Permit”) with the commencement of the critical initial earthworks phase. The Venezuelan contractor, who successfully bid for the initial earthworks contracts, also secured the contract to upgrade the access road. Consequently this contractor is essentially pre-mobilised which means that the initial earthworks will be able to commence as soon as the Permit is received. The permitting process continues to progress at a pace consistent with the June target. The timeline from commencement of construction to plant commissioning is estimated at approximately 16 months.”

The Crystallex Exploration team, led by Dr. Richard Spencer, VP Exploration, completed an infill drill program at Las Cristinas on March 4th, 2005. The objective of the program was to convert resources, within the planned $350 pit on the Conductora deposit, to reserves. The program consisted of 14 bore holes for a total of 5,511 meters. Ten of the bore holes tested down-dip extensions of the ore body, while 4 holes filled gaps in the previous drilling. All of the holes intersected pervasive biotite alteration with retrograde chlorite-epidote alteration which is typical of the principal ore zones at Las Cristinas. The results of this program are expected to be released by the end of June.

Management’s Discussion and Analysis
For the Three Month Period Ended March 31, 2005
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the three month period ending March 31, 2005. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A has been prepared as of May 10, 2005.

Highlights

•	Las Cristinas permitting process continues for second quarter approval under timeline disclosed by Venezuelan officials.

•	Las Cristinas engineering design work over 90% complete with all long lead time equipment and supplies ordered.

•	Reduced gold hedges by 53,440 ounces or approximately one-third since year-end 2004 to approximately 111,000 ounces.

•	Net loss for the quarter of $8.0 million, or $0.04 per share.

Key Statistics

	Three Months Ended March 31,

	2005	2004

Operating Statistics
Gold Production (ounces)	12,789	12,006
Gold Sold (ounces)	11,875	9,614
Per Ounce Data:
Total Cash Cost [1]	$298	$277
Average Realized Gold Price	$425	$401
Average Spot Gold Price	$428	$408

Financial Results ($ thousands)
Revenues	$5,046	$3,943
Net Loss	$(7,989)	$(6,651)
Net Loss per Basic Share	$(0.04)	$(0.04)
Cash Flow from Operating Activities[2]	$(12,522)	$(8,856)

	At March 31, 2005	At Dec 31, 2004

Financial Position ($ thousands)
Cash and Cash Equivalents	$12,533	$5,767
Short-Term Investments	—	$30,277
Restricted Cash and Equivalents	$86,344	$98,006
Total Debt	$83,319	$85,088
Shareholders’ Equity	$138,583	$143,554
Common Shares Outstanding – Basic (millions)	191.3	189.8

[1]	Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
[2]	Cash flow after working capital changes and before capital expenditures.

Financial Results Overview

The Company recorded a net loss of $8.0 million, or $0.04 per share for the first quarter of 2005, as compared with a net loss of $6.7 million, or $0.04 per share for the comparable period in 2004. The first quarter of 2005, as compared with the prior year period, reflects higher charges for interest expense ($2.7 million), foreign exchange loss ($1.5 million) and general and administrative expenses ($1.0 million), partially offset by lower amortization and depletion charges ($0.9 million) and a commodity contract gain of $1.5 million as compared to a commodity contract loss of $2.7 million in the corresponding quarter in 2004.

Gold sales revenue for the quarter ended March 31, 2005 was $5.0 million, a 28% increase over $3.9 million of revenue in the corresponding quarter in 2004. The increase in revenue was attributable to selling more ounces of gold and realizing a higher average gold price. The Company sold 11,875 ounces during the first quarter of 2005 at an average realized price of $425 per ounce, while for the year earlier quarter, 9,614 ounces were sold at an average realized price of $401 per ounce. The higher realized price reflects higher spot gold prices, which averaged $428 per ounce during the first quarter of 2005, as compared with $408 per ounce for the same period in 2004.

Cash flow from operating activities for the first quarter of 2005 was a deficit of $12.5 million as compared with a deficit of $8.9 million for the comparable quarter in 2004. In the first quarter of 2005, expenditures of $6.8 million to financially settle gold sales contracts and $3.6 million of general and administrative expenses contributed to the deficit. The Company’s cash position at December 31, 2004 of $134.0 million decreased by $35.1 million to $98.9 million at March 31, 2005. Capital expenditures were $23.1 million during the first quarter of 2005, an increase of $19.0 million over the same period last year due to an increase in development activities at Las Cristinas.

Project Development and Operations Review

Las Cristinas

The Company made steady progress on the development of Las Cristinas. Engineering design work is on plan, achieving just over 90% completion by the end of the first quarter of 2005. A total of $102 million has been committed under equipment purchase orders and construction and service contracts at quarter end. Purchase orders for a number of bulk items and instruments are on hold pending the issue of the Permit to Impact Natural Resources, (the “Permit”). We continue to target issuance of the Permit by the end of the second quarter of 2005.

Project construction activities will be initiated immediately upon receipt of the Permit. Initially, work will focus on the construction of the river diversion channel and the tailings management facility. Presently, site work continues on upgrading of the 19km access road, extending the air strip and refurbishing of the camp to accommodate the construction work force. These projects are expected to be completed during the second quarter. Construction of the mess hall, kitchen and recreation facilities is complete.

The Company has applied for an exoneration from Import Duties and Value Added Tax on certain equipment and supplies related to the construction phase of the project. While the exoneration process is ongoing, equipment is being stored in Houston and Antwerp.

An infill drill program of approximately 5,500m was completed at Las Cristinas during the first quarter. The objective of the program was to upgrade resources in the main Conductora pit to proven and probable reserves. Assay results should be available during May and a revised reserve estimate is expected by the end of June.

During the first quarter of 2005, capital expenditures at Las Cristinas totalled $22.3 million. Since awarding the EPCM contract at the end of the first quarter of 2004, $60.3 million has been spent on Las Cristinas, including work related to the EPCM contract ($35 million), site security, environmental work expansion of the air strip and general site administration.

Production

	Three Months Ended March 31,

	2005	2004

Gold Production (ounces)
La Victoria	667	—
Tomi Open Pits	8,948	10,214
Tomi Underground	2,910	824
Purchased Material	264	968

Total Gold Production (ounces)	12,789	12,006

Total Ore Processed[1] (tonnes)	110,305	120,500
Head Grade of Ore Processed (g/t)	3.84	3.39
Total Recovery Rate (%)	94%	92%
Total Gold Recovered (ounces)	12,789	12,006

Total Cash Cost Per Ounce Sold	$298	$277

Mine Operating Cash Flow ($,000)	$917	$1,284
Capital Expenditures ($,000)	$856	$1,112

[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

Gold production of 12,789 ounces in the first quarter of 2005 was marginally higher than production during the same period in 2004. Over 90% of production was from the Tomi concession. The total cash cost per ounce sold was $298 per ounce during the first quarter of 2005, as compared with $277 per ounce in the same quarter in 2004. In calculating the cash costs per ounce, operating costs were reduced by two amounts: (i) $1.1 million of expenditures for upgrading the Revemin mill and expanding the tailings dam. These costs were expensed rather than capitalized due to the estimated ore reserve life of less than two years and (ii) development expenditures of approximately $592,000 for the Albino mine which were expensed rather than capitalized as the book value of the Albino mine was written off following the termination of the Company’s Albino rights in February 2005, (see Non GAAP Measures). The termination is currently under appeal.

Capital expenditures on the Tomi mines totalled approximately $856,000 in the first quarter of 2005.

Tomi

	Three Months Ended March 31,

100% Basis	2005	2004

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	82,376	104,000
Tonnes Waste Mined	474,152	826,000
Tonnes Ore Processed	86,253	98,000
Average Grade of Ore Processed (g/t)	3.44	3.52
Recovery Rate (%)	94%	93%

Production (ounces)	8,948	10,214

Tomi Underground (100% Crystallex)
Tonnes Ore Mined	10,512	5,400
Tonnes Ore Processed	11,220	4,500
Average Grade of Ore Processed (g/t)	8.49	6.01
Recovery Rate (%)	95%	94%

Production (ounces)	2,910	824

During the first quarter of 2005, there were two open pit mines and one underground mine operating on the Tomi concession. It is presently forecast that open pit mining at Tomi will be completed in late 2005 or early 2006. In the second quarter, the Company plans to undertake a small exploration drill program at two additional deposits on Tomi (Fosforito and Miligrito 1) to assess their economic viability for open-pit mining.

La Victoria

	Three Months Ended March 31,

100% Basis	2005	2004

La Victoria (51% Crystallex)[1]
Tonnes Ore Mined	21,614	—
Tonnes Waste Mined	105,309	82,000
Tonnes Ore Processed	10,670	—
Average Grade of Ore Processed (g/t)	2.14	—
Recovery Rate (%)	91%	—

Production (ounces)	667	—

[1]	Crystallex owns 100% of 0702259 B.C. Ltd. which in turn has an indirect 51% equity interest in Lo Increible (including the La Victoria deposit) through the Venezuelan holding company, Osmin Holdings Limited. Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

The La Victoria mine has been on care and maintenance since late 2003 due to low gold recoveries from refractory sulphide ore. A small amount of oxide ore was mined and processed in the first quarter of 2005. The Company has completed an assessment of alternative processing options to treat the refractory ore, including a Pre-Feasibility Study of a Bio-Oxidation plant, an order-of-magnitude study which considered a flotation plant and shipping of a concentrate and a scoping study of a bio-oxidation heap leach process (Geobiotics technology). Whilst all technically feasible, none of the options are economically viable. Operations at La Victoria remain suspended. Over the balance of 2005, the Company will conduct exploration on a number of identified deposits on the Lo Increible properties.

Income Statement

Mining Revenue

Revenue for the first quarter of 2005 was $5.0 million, as compared with $3.9 million for the comparable period in 2004. The increase in revenue was a result of selling more ounces of gold at a higher average realized price. Crystallex produced 12,789 ounces of gold in the first quarter of 2005 and sold 11,875 ounces of gold as compared with production of 12,006 ounces and sales of 9,614 ounces in the first quarter of 2004. Although gold production was similar in both quarters, the ounces sold during the first quarter of 2004 were less than ounces produced in the same quarter due to the timing of gold shipments.

Crystallex receives the spot price of gold for its gold sales and realized an average price of $425 per ounce on gold sales in the first quarter of 2005 as compared with an average realized price of $401 per ounce for the year earlier period. The spot price of gold averaged $428 per ounce during the first quarter of 2004, as compared with $408 per ounce for the comparable period in 2004.

Operating Expenses

Mine operating costs were $5.2 million during the first quarter of 2005, as compared with $2.7 million in the comparable period in 2004. The increase was due, in part, to accounting for the cost of a significantly higher number of ounces of gold sold in the first quarter of 2005 (see Mining Revenue). Also, operating costs in the current quarter include $1.1 million of expenditures at the Revemin mill and tailings dam and $592,000 of expenditures on the Albino underground mine, (see Production). The total cash cost during the first quarter of 2005 was $298 per ounce of gold sold, as compared with $277 per ounce for the comparable period in 2004.

General and Administrative Expenses

General and Administrative expenses were $3.6 million for the first quarter of 2005, up from $2.7 million for the corresponding quarter in 2004. The increase was principally due to higher legal and compensation expenses, offset in part by a reduction in audit and accounting fees. Compensation expense was higher in the current quarter, primarily as a result of the addition of four employees who were not with the Company in the first quarter of 2004.

Forward Sales and Written Call Options

During the first quarter of 2005, the Company financially settled 53,440 ounces of gold sales commitments at a cost of $6.8 million. During the remainder of 2005, Crystallex intends to financially settle contract positions as they mature.

As tabled below, at March 31, 2005, the Company’s gold contract position totalled 110,918 ounces of fixed forward contracts and call options at an average price of US$309 per ounce.

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	21,456	39,996	61,452
Average Price (US$/ounce)	$310	$310	$310
Written Gold Call Options (ounces)	47,466	2,000	49,466
Average Exercise Price (US$/ounce)	$305	$348	$307
Total (ounces)	68,922	41,996	110,918
Average Price (US$/ounce)	$307	$312	$309

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company’s metal trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract gain in the first quarter of 2005 was $1.5 million. This included an unrealized gain of $8.3 million offset by a realized loss of $6.8 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2004, while the realized loss reflects the cash cost of financially settling 53,440 ounces of gold contract obligations during the first quarter of 2005.

Mark-to-Market

At March 31, 2005, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the quarter end spot price of US$428 per ounce was negative $14.3 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at March 31, 2005 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at March 31, 2005 using the spot gold price on that day of US$428 per ounce.

US$ millions	2005		2006	Total

Total ounces Committed	68,922		41,996	110,918
Planned Production[2]	37,000	[1]	29,000	66,000
Excess Committed Ounces	31,922		12,996	44,918
Average Committed Price (US$/oz)	$307		$312	$309
Average Assumed Spot Price (US$/oz)	$428		$428	$428
Cash Required to Settle Excess Positions	$3.9		$1.5	$5.4

[1]	Represents forecast production for the period April-December 2005.
[2]	Production forecast excludes Las Cristinas.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Liquidity and Capital Resources

Cash and Equivalents

The Company had cash of $12.5 million and restricted cash of $86.3 million at March 31, 2005. The restricted funds are comprised of the following: i) $2.5 million held on deposit with Mitsui & Co. Precious Metals Inc. as margin for gold call option contracts and ii) $83.8 million balance of proceeds of a senior unsecured unit financing held in escrow. The unit proceeds are released to pay for approved capital expenditures for the development of Las Cristinas ($69.7 million balance remaining) and for the first three semi-annual interest payments on the senior unsecured units ($14.1 million).

The timing of cash expenditures is, in part, dependent upon receipt of the Permit. Assuming receipt of the Permit at the end of the second quarter of 2005, restricted cash balances of $69.7 million at March 31, 2005 are forecast to provide sufficient funding for Las Cristinas into the third quarter of 2005. Any delay in receiving the Permit will delay planned expenditures.

The change in the cash balance during the first quarter of 2005 is reconciled as follows ($ millions):

Cash at December 31, 2004		$134.0

Warrant and Option Proceeds	$2.6

Total Sources of Cash		$2.6

Operating Cash Flow Deficit	$(12.5)
Capital Expenditures – Las Cristinas	$(22.3)
Capital Expenditures – Other Operations	$(0.8)
Debt Service	$(2.2)

Total Uses of Cash		$(37.8)

Net Reduction to Cash and Restricted Cash		$(35.2)

Cash and Restricted Cash at March 31, 2005		$98.8

Cash Flow from Operations

Operating cash flow (before capital expenditures) was a deficit of $12.5 million for the first quarter of 2005. For the comparable period in 2004, operating cash flow was a deficit of $8.9 million. Cash expenditures for general and administrative expenses ($3.6 million) and settling gold contract positions ($6.8 million) contributed to the cash flow deficit in the first quarter.

The operating cash flow deficit for the first quarter of 2005 was $3.7 million higher than the deficit for the same period in 2004. The larger deficit in the current quarter was primarily attributable to higher cash expenditures for settling gold contracts. Cash used for settling gold contracts was $3.2 million higher in the first quarter of 2005 as compared to the comparable period in 2004. This was partially offset by a $1.6 million contribution from working capital changes during the first quarter of 2005 as compared with a working capital utilization of $3.4 million in the same period in 2004.

Investing Activities

Capital expenditures during the first quarter totalled $23.1 million, as compared with $4.1 million for the same period in 2004. The increase in the current quarter was attributable to higher spending on the Las Cristinas project and largely reflects work under the EPCM contract which commenced at the beginning of the second quarter 2004. Capital expenditures for the first quarters of 2005 and 2004 were as follows:

$ millions	First Quarter 2005	First Quarter 2004

Las Cristinas	$22.3	$2.7
Revemin/Tomi/Albino	0.8	1.1
Corporate	—	0.3

Total	$23.1	$4.1

Based upon receipt of the Permit at the end of the second quarter of 2005 and Control Budget capital estimates, the Company expects capital expenditures for Las Cristinas to be approximately $150 million for the balance of the year. Crystallex intends to fund this overall requirement with existing cash and from a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.

Financing Activities

Debt repayments were $2.2 million during the first quarter of 2005. The next scheduled loan principal repayment of $2.2 million is due July 2005.

During the first quarter of 2005, the Company received proceeds of $2.7 million from the exercise of warrants and options.

Outstanding Share Data

At March 31, 2005, 191.3 million common shares of Crystallex were issued and outstanding. In addition, at March 31, 2005 options to purchase 10.6 million common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 12.0 million common shares of Crystallex were issued and outstanding.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

There were no changes in accounting policies or methods used to report the Company’s financial condition in the first quarter of 2005 that impacted the Company’s financial statements.

Additional information relating to Crystallex is available on SEDAR at www.sedar.com

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the second half of 2006 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form (“AIF”). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

NOTE TO U.S. INVESTORS: While the terms "mineral resource”, "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

By: /s/ Daniel R. Ross
Date May 13, 2005	(Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

* Print the name and title of the signing officer under his signature.